Exhibit 99.1

Yatsen Announces Fourth Quarter and Full Year 2023 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on March 6, 2024

GUANGZHOU, China, March 6, 2024 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter and Full Year 2023 Highlights

•
Total net revenues for the fourth quarter of 2023 increased by 6.7% to RMB1.07 billion (US$151.1 million) from RMB1.01 billion for the prior year period. Total net revenues for the full year of 2023 decreased by 7.9% to RMB3.41 billion (US$481.0 million) from RMB3.71 billion for the prior year period.

•
Total net revenues from Skincare Brands1 for the fourth quarter of 2023 increased by 17.6% to RMB554.8 million (US$78.1 million) from RMB471.6 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the fourth quarter of 2023 increased to 51.7% from 46.9% for the prior year period. Total net revenues from Skincare Brands for the full year of 2023 increased by 11.4% to RMB1.38 billion (US$194.9 million) from RMB1.24 billion for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the full year of 2023 increased to 40.5% from 33.5% for the prior year period.

•
Gross margin for the fourth quarter of 2023 was 73.7%, as compared with 71.1% for the prior year period. Gross margin for the full year of 2023 was 73.6%, as compared with 68.0% for the prior year period.
•
Net loss for the fourth quarter of 2023 was RMB494.5 million (US$69.7 million), as compared with RMB55.0 million for the prior year period. Net loss for the full year of 2023 decreased by 8.7% to RMB750.2 million (US$105.7 million) from RMB821.3 million for the prior year period. Non-GAAP net loss2 for the fourth quarter of 2023 was RMB93.7 million (US$13.2 million), as compared with non-GAAP net income of RMB34.7 million for the prior year period. Non-GAAP net loss for the full year of 2023 decreased by 34.6% to RMB296.1 million (US$41.7 million) from RMB452.9 million for the prior year period.

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom, Abby’s Choice and other skincare brands of the Company.

2 Non-GAAP net income (loss) is a non-GAAP financial measure. Effective from the fourth quarter of 2023, non-GAAP net income (loss) is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) for the prior year period presented in this document is also calculated in the same manner.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “We were pleased to return to a growth trajectory in the fourth quarter of 2023 as we made further progress on our strategic transformation plan. Driven by solid performances from Galénic, DR.WU and Eve Lom, revenues from our Skincare Brands increased by 17.6% and 11.4% year over year for the fourth quarter and the full year of 2023, respectively. Perfect Diary’s brand repositioning also continued to gain traction. Propelled by the success of the brand’s new hero product, Biolip Essence Lipstick, Perfect Diary rose to second place in the lipstick category in terms of retail sales value on Tmall and Douyin combined for December 2023. Looking ahead, we will remain focused on pursuing sustainable growth with ongoing innovation across our brands.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “We recorded a year-over-year increase of 6.7% in total net revenues for the fourth quarter of 2023, returning to growth and beating our previous guidance. Notably, our three major skincare brands recorded a 23.4% year-over-year growth for the fourth quarter and a 22.1% year-over-year growth for the full year of 2023 in combined net revenues. Furthermore, our gross margin improved to 73.7% for the fourth quarter from 71.1% for the prior year period and to 73.6% for the full year from 68.0% a year ago. During the fourth quarter, we recorded a goodwill impairment of RMB354.0 million. Our net loss margin was 22.0% in 2023, as compared with 22.2% in 2022. Our non-GAAP net loss margin narrowed to 8.7% in 2023 from 12.2% a year ago. With cash, restricted cash and short-term investments of RMB2.08 billion, we are confident in our ability to advance our strategic plan going forward.”

Fourth Quarter 2023 Financial Results

Net Revenues

Total net revenues for the fourth quarter of 2023 increased by 6.7% to RMB1.07 billion (US$151.1 million) from RMB1.01 billion for the prior year period. The increase was primarily attributable to a 17.6% year-over-year increase in net revenues from Skincare Brands, partially offset by a 1.8% year-over-year decrease in net revenues from Color Cosmetics Brands.3

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2023 increased by 10.6% to RMB790.1 million (US$111.3 million) from RMB714.6 million for the prior year period. Gross margin for the fourth quarter of 2023 increased to 73.7% from 71.1% for the prior year period. The increase was driven by increasing sales of higher-gross margin products and more disciplined pricing and discount policies across all of the Company’s brand portfolio.

Operating Expenses

Total operating expenses for the fourth quarter of 2023 increased by 67.7% to RMB1.33 billion (US$187.3 million) from RMB792.9 million for the prior year period. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2023 were 124.0%, as compared with 78.9% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the fourth quarter of 2023 were RMB62.7 million (US$8.8 million), as compared with RMB62.5 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2023 decreased to 5.8% from 6.2% for the prior year period. The decrease was primarily attributable to further improvements in logistics efficiency.

•
Selling and Marketing Expenses. Selling and marketing expenses for the fourth quarter of 2023 were RMB717.4 million (US$101.0 million), as compared with RMB535.2 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the fourth quarter of 2023 increased to 66.9% from 53.2% for the prior year period. The increase was primarily due to the Perfect Diary brand upgrade as well as the Company’s investments in new product launches across its brands.
•
General and Administrative Expenses. General and administrative expenses for the fourth quarter of 2023 were RMB158.7 million (US$22.4 million), as compared with RMB169.9 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2023 decreased to 14.8% from 16.9% for the prior year period. The decrease was primarily attributable to a reduction in share-based compensation.

•
Research and Development Expenses. Research and development expenses for the fourth quarter of 2023 were RMB36.9 million (US$5.2 million), as compared with RMB25.1 million for the prior year period. As a percentage of total net revenues, research and development expenses for the fourth quarter of 2023 increased to 3.4% from 2.5% for the prior year period. The increase was primarily attributable to an increase in personnel costs, reflecting the Company’s commitment to enhancing its research and development capabilities.
•
Impairment of Goodwill. Impairment of goodwill for the fourth quarter of 2023 was RMB354.0 million (US$49.9 million), as compared with nil in the prior year period. Impairment recorded in this quarter represents the amount by which the carrying value of the Eve Lom reporting unit exceeded its fair value, based on quantitative goodwill impairment test, primarily due to weaker operating results than expected at the time of acquisition.

Loss from Operations

Loss from operations for the fourth quarter of 2023 was RMB539.6 million (US$76.0 million), as compared with RMB78.2 million for the prior year period. Operating loss margin was 50.3%, as compared with 7.8% for the prior year period.

Non-GAAP loss from operations4 for the fourth quarter of 2023 was RMB125.9 million (US$17.7 million), as compared with non-GAAP income from operations of RMB11.5 million for the prior year period. Non-GAAP operating loss margin was 11.7%, as compared with non-GAAP operating income margin of 1.1% for the prior year period.

Net Loss

Net loss for the fourth quarter of 2023 was RMB494.5 million (US$69.7 million), as compared with RMB55.0 million for the prior year period. Net loss margin was 46.1%, as compared with 5.5% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the fourth quarter of 2023 was RMB0.91 (US$0.13), as compared with RMB0.09 for the prior year period.

Non-GAAP net loss for the fourth quarter of 2023 was RMB93.7 million (US$13.2 million), as compared with non-GAAP net income of RMB34.7 million for the prior year period. Non-GAAP net loss margin was 8.7%, as compared with non-GAAP net income margin of 3.4% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the fourth quarter of 2023 was RMB0.17 (US$0.02), as compared with non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.06 for the prior year period.

4 Non-GAAP income (loss) from operations is a non-GAAP financial measure. Effective from the fourth quarter of 2023, non-GAAP income (loss) from operations is defined as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP income (loss) from operations for the prior year period presented in this document is also calculated in the same manner.

5 ADS refers to American depositary shares, each of which represents four Class A ordinary shares.

6 Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Effective from the fourth quarter of 2023, non-GAAP net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS for the prior year period presented in this document is also calculated in the same manner.

Full Year 2023 Financial Results

Total net revenues for the full year of 2023 decreased by 7.9% to RMB3.41 billion (US$481.0 million) from RMB3.71 billion for the prior year period, primarily attributable to the decline in net revenues from Color Cosmetics Brands, partially offset by the increase in net revenues from Skincare Brands.

Gross profit for the full year of 2023 decreased by 0.2% to RMB2.51 billion (US$354.0 million) from RMB2.52 billion for the prior year period. Gross margin for the full year of 2023 was 73.6%, as compared with 68.0% for the prior year period. The increase was primarily attributable to (i) increasing sales of higher-gross margin products from Skincare Brands, (ii) more disciplined pricing and discount policies, and (iii) cost optimization across all of the Company’s brand portfolio.

Loss from operations for the full year of 2023 was RMB913.4 million (US$128.6 million), as compared with RMB928.9 million for the prior year period.

Non-GAAP loss from operations for the full year of 2023 was RMB427.5 million (US$60.2 million), as compared with RMB539.3 million for the prior year period.

Net loss for the full year of 2023 was RMB750.2 million (US$105.7 million), as compared with RMB821.3 million for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2023 was RMB1.36 (US$0.19), as compared with RMB1.37 for the prior year period.

Non-GAAP net loss for the full year of 2023 was RMB296.1 million (US$41.7 million), as compared with RMB452.9 million for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2023 was RMB0.53 (US$0.07), as compared with RMB0.76 for the prior year period.

Balance Sheet and Cash Flow

As of December 31, 2023, the Company had cash, restricted cash and short-term investments of RMB2.08 billion (US$292.5 million), as compared with RMB2.63 billion as of December 31, 2022.

Net cash generated from operating activities for the fourth quarter of 2023 was RMB90.5 million (US$12.8 million), as compared with net cash generated from operating activities of RMB106.6 million for the prior year period. Net cash used in operating activities for the full year of 2023 was RMB107.4 million (US$15.1 million), as compared with net cash generated from operating activities of RMB136.2 million for the prior year period.

Business Outlook

For the first quarter of 2024, the Company expects its total net revenues to be between RMB765.4 million and RMB803.7 million, representing a year-over-year increase of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, March 6, 2024, at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2023.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992
Conference ID:	8685896

The replay will be accessible through March 13, 2024, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	8685896

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby's Choice, Galénic, DR.WU (its mainland China business), Eve Lom, Pink Bear and EANTiM. The Company's flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: yatsen@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	1,512,945	836,888	117,873
Restricted Cash	-	21,248	2,993
Short-term investments	1,072,867	1,218,481	171,619
Accounts receivable, net	200,843	198,851	28,008
Inventories, net	423,287	352,090	49,591
Prepayments and other current assets	292,825	303,841	42,795
Amounts due from related parties	5,654	20,200	2,845
Total current assets	3,508,421	2,951,599	415,724
Non-current assets
Restricted cash	41,383	-	-
Investments	502,579	618,752	87,149
Property and equipment, net	75,619	64,878	9,138
Goodwill, net	857,145	556,567	78,391
Intangible assets, net	689,669	671,396	94,564
Deferred tax assets	1,951	1,375	194
Right-of-use assets, net	133,004	114,348	16,106
Other non-current assets	52,885	27,100	3,817
Total non-current assets	2,354,235	2,054,416	289,359
Total assets	5,862,656	5,006,015	705,083
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable	119,847	105,691	14,886
Advances from customers	16,652	41,579	5,856
Accrued expenses and other liabilities	323,259	391,217	55,102
Amounts due to related parties	27,242	9,431	1,328
Income tax payables	21,826	17,946	2,528
Lease liabilities due within one year	79,586	45,464	6,403
Total current liabilities	588,412	611,328	86,103
Non-current liabilities
Deferred tax liabilities	113,441	111,591	15,717
Deferred income-non current	45,280	30,556	4,304
Lease liabilities	52,997	67,767	9,545
Total non-current liabilities	211,718	209,914	29,566
Total liabilities	800,130	821,242	115,669
Redeemable non-controlling interests	339,924	51,466	7,249
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2022 and December 31, 2023; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued as of December 31, 2022 and December 31, 2023; 1,569,677,384 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2022, 1,487,546,132 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2023)

	173	173	24
Treasury shares	(669,150)	(864,568)	(121,772)
Additional paid-in capital	12,038,802	12,260,208	1,726,814
Statutory reserve	24,177	24,177	3,405
Accumulated deficit	(6,600,365)	(7,345,153)	(1,034,543)
Accumulated other comprehensive (loss) income	(74,195)	60,200	8,481
Total Yatsen Holding Limited shareholders' equity	4,719,442	4,135,037	582,409
Non-controlling interests	3,160	(1,730)	(244)
Total shareholders' equity	4,722,602	4,133,307	582,165
Total liabilities, redeemable non-controlling interests and shareholders' equity	5,862,656	5,006,015	705,083

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	1,005,494	1,072,691	151,085	3,706,122	3,414,774	480,961
Total cost of revenues	(290,886)	(282,548)	(39,796)	(1,187,370)	(901,455)	(126,967)
Gross profit	714,608	790,143	111,289	2,518,752	2,513,319	353,994
Operating expenses:
Fulfilment expenses	(62,523)	(62,741)	(8,837)	(269,886)	(229,021)	(32,257)
Selling and marketing expenses	(535,244)	(717,439)	(101,049)	(2,330,480)	(2,230,974)	(314,226)
General and administrative expenses	(169,945)	(158,716)	(22,355)	(720,409)	(500,942)	(70,556)
Research and development expenses	(25,139)	(36,851)	(5,190)	(126,875)	(111,698)	(15,732)
Impairment of goodwill	-	(354,039)	(49,865)	-	(354,039)	(49,865)
Total operating expenses	(792,851)	(1,329,786)	(187,296)	(3,447,650)	(3,426,674)	(482,636)
Loss from operations	(78,243)	(539,643)	(76,007)	(928,898)	(913,355)	(128,642)
Financial income	7,456	15,763	2,220	34,656	89,020	12,538
Foreign currency exchange gain (loss)	8,380	6,400	901	(35,357)	7,218	1,017
(Loss) income from equity method investments, net	(2,086)	4,446	626	12,548	10,122	1,426
Impairment of investments	-	-	-	(5,078)	-	-
Other income, net	7,717	15,612	2,199	103,501	53,558	7,543
Loss before income tax expenses	(56,776)	(497,422)	(70,061)	(818,628)	(753,437)	(106,118)
Income tax benefits (expenses)	1,823	2,896	408	(2,705)	3,210	452
Net loss	(54,953)	(494,526)	(69,653)	(821,333)	(750,227)	(105,666)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	2,705	4,011	565	5,962	5,439	766
Accretion to redeemable non-controlling interests	-	-	-	-	(2,975)	(419)
Net loss attributable to Yatsen's shareholders	(52,248)	(490,515)	(69,088)	(815,371)	(747,763)	(105,319)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,236,277,374	2,146,881,745	2,146,881,745	2,372,728,777	2,195,818,231	2,195,818,231
Diluted	2,236,277,374	2,146,881,745	2,146,881,745	2,372,728,777	2,195,818,231	2,195,818,231
Net loss per Class A and Class B ordinary share
Basic	(0.02)	(0.23)	(0.03)	(0.34)	(0.34)	(0.05)
Diluted	(0.02)	(0.23)	(0.03)	(0.34)	(0.34)	(0.05)
Net loss per ADS (4 ordinary shares equal to 1 ADS)
Basic	(0.09)	(0.91)	(0.13)	(1.37)	(1.36)	(0.19)
Diluted	(0.09)	(0.91)	(0.13)	(1.37)	(1.36)	(0.19)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2022	2023	2023	2022	2023	2023
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfilment expenses	937	256	36	4,267	2,055	289
Selling and marketing expenses	13,712	3,298	465	62,231	23,518	3,312
General and administrative expenses	57,586	39,688	5,590	248,400	46,902	6,606
Research and development expenses	4,490	1,241	175	25,962	5,027	708
Total	76,725	44,483	6,266	340,860	77,502	10,915

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Loss from operations	(78,243)	(539,643)	(76,007)	(928,898)	(913,355)	(128,642)
Share-based compensation expenses	76,725	44,483	6,266	340,860	77,502	10,915
Impairment of goodwill	-	354,039	49,865	-	354,039	49,865
Amortization of intangible assets resulting from assets and business acquisitions	13,063	15,231	2,145	48,700	54,297	7,648
Non-GAAP income (loss) from operations	11,545	(125,890)	(17,731)	(539,338)	(427,517)	(60,214)
Net loss	(54,953)	(494,526)	(69,653)	(821,333)	(750,227)	(105,666)
Share-based compensation expenses	76,725	44,483	6,266	340,860	77,502	10,915
Impairment of goodwill	-	354,039	49,865	-	354,039	49,865
Amortization of intangible assets resulting from assets and business acquisitions	13,063	15,231	2,145	48,700	54,297	7,648
Revaluation of investments on the share of equity method investments	2,071	(10,337)	(1,456)	(12,779)	(22,324)	(3,144)
Tax effects on non-GAAP adjustments	(2,229)	(2,635)	(371)	(8,360)	(9,356)	(1,318)
Non-GAAP net income (loss)	34,677	(93,745)	(13,204)	(452,912)	(296,069)	(41,700)
Net loss attributable to Yatsen's shareholders	(52,248)	(490,515)	(69,088)	(815,371)	(747,763)	(105,319)
Share-based compensation expenses	76,725	44,483	6,266	340,860	77,502	10,915
Impairment of goodwill	-	354,039	49,865	-	354,039	49,865
Amortization of intangible assets resulting from assets and business acquisitions	12,780	14,945	2,105	47,663	53,214	7,495
Revaluation of investments on the share of equity method investments	2,071	(10,337)	(1,456)	(12,779)	(22,324)	(3,144)
Tax effects on non-GAAP adjustments	(2,229)	(2,635)	(371)	(8,360)	(9,356)	(1,318)
Accretion to redeemable non-controlling interests	-	-	-	-	2,975	419
Non-GAAP net income (loss) attributable to Yatsen's shareholders	37,099	(90,020)	(12,679)	(447,987)	(291,713)	(41,087)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,236,277,374	2,146,881,745	2,146,881,745	2,372,728,777	2,195,818,231	2,195,818,231
Diluted	2,343,024,839	2,146,881,745	2,146,881,745	2,372,728,777	2,195,818,231	2,195,818,231
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	0.02	(0.04)	(0.01)	(0.19)	(0.13)	(0.02)
Diluted	0.02	(0.04)	(0.01)	(0.19)	(0.13)	(0.02)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Basic	0.07	(0.17)	(0.02)	(0.76)	(0.53)	(0.07)
Diluted	0.06	(0.17)	(0.02)	(0.76)	(0.53)	(0.07)